EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Subsidiaries of the Registrant

The following is a list of the Subsidiaries of BCB Bancorp, Inc.

Name	State of Incorporation

Bayonne Community Bank	New Jersey

BCB Holding Company Investment Corp.	New Jersey

BCB Equipment Leasing	New Jersey

Pamrapo Service Corp.	New Jersey